

August 26, 2010

Mr. Ed Miu
Chief Financial Officer
Eldorado Gold Corporation
550 Burrard Street, Suite 1188
Vancouver, British Columbia
Canada V6C 2B5

> **Re:** **Eldorado Gold Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed May 6, 2010**
> **File No. 001-31522**

Dear Mr. Miu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2009

Exhibit 99.1 Annual Information Form

Mineral Reserves and Mineral Resources, page 6

1.   We note your response in regards to our request to modify your 40-F filing and your statement of materiality regarding your incomplete Perama resource disclosure. In future filings please provide additional disclosure identifying this mineralization and the sources you used to develop an estimate of this mineralization.

2.   We also note your response in regards to our request to modify your 40-F filing and your statement as to marketing of iron ore. Please provide additional disclosure regarding this iron ore project in your future filings. Please include the cutoff grade used to designate reserves and disclose the regional benchmark prices that may be used to demonstrate your project economics as an economic reserve. These benchmark prices may be related to similar mining operations in Brazil or published market prices.

3.   We note your response to our request for additional disclosure in the footnotes of your reserve tables and that some of the requested information may be found elsewhere in your filing. Please include your metallurgical recovery factors in your future filings.

Eastern Dragon Gold Project, page 35

4.   We note your response to our request for disclosure regarding your safety program and appropriate statistics related to your safety performance. Please include this safety and health disclosure in your future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief